3738 Coach Cove

Sanford, Michigan 48657 (USA)

Tel.: +1(248)750.1015 Fax: +1(248)750.1016

Website: www.hpilholding.com

E-mail: info@hpilholding.com

December 15, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:      HPIL Holding

Withdrawal of Registration Statement on Form 8-A12B

            Filed September 19, 2016

            File Number 001-37882

Withdrawal of Registration Statement on Form 8-A12G

            Filed October 3, 2016

            File Number 000-55701

Ladies and Gentlemen:

On behalf of HPIL Holding (the “Company”), we hereby request that the Registration Statements on Form 8-A12B, together with all exhibits thereto (File No. 001-37882), filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2016 (the “September 8-A Registration Statement”) and the Registration Statements on Form 8-A12G, together with all exhibits thereto (File No. 000-55701), filed with the Securities and Exchange Commission (the “Commission”) on October 3, 2016 (the “October 8-A Registration Statement”; collectively with the September 8-A Registration Statement, the “8-A Registration Statements”), each be withdrawn effective immediately.

The Company is requests immediate withdrawal of the 8-A Registration Statements because it is not currently seeking a listing of its stock on a national securities exchange and has elected not to currently pursue the sale of securities pursuant to Regulation A as contemplated by the 8-A Registration Statements. Additionally, the Company inadvertently filed the September 8-A Registration Statement under Section 12(b) rather than section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In the absence of this withdrawal application, pursuant to Rule 12d1-2 under the Exchange Act, the 8-A Registration Statements would automatically become effective upon qualification of a Form 1-A contemplated by the 8-A Registration Statements.  However, the Company has not filed a Form 1-A as of the date hereof. Additionally, with respect to the September 8-A Registration Statement, the Company is not currently applying for listing on a national securities exchange.

3738 Coach Cove

Sanford, Michigan 48657 (USA)

Tel.: +1(248)750.1015 Fax: +1(248)750.1016

Website: www.hpilholding.com

E-mail: info@hpilholding.com

Accordingly, as the 8-A Registration Statements have not yet become effective pursuant to Rule 12d1-2 under the Exchange Act, we request that the Commission issue an order granting the withdrawal of the 8-A Registration Statements effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of such order to Grady Thrasher, Esq., Thrasher Worth LLC, via email at gthrasher@thrasherworth.com

Should you have any questions regarding this request for withdrawal, please contact Mr. Thrasher by telephone at (404) 760-6016.

            Sincerely,

                                                                                    /s/ Nitin Amersey

                                                                                    Nitin Amersey, CFO

            HPIL Holding